UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Deciphera Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

24344T101

(CUSIP Number)

December 31, 2022

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24344T101	Schedule 13G	Page 1 of 4 Pages

1	Names of Reporting Persons Brightstar Associates LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Missouri

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 23,107,844
	6	Shared Voting Power 0
	7	Sole Dispositive Power 23,107,844
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 23,107,844
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of a Class Represented by Amount in Row 9 28.2%
12	Type of Reporting Person Limited Liability Company

CUSIP No. 24344T101	Schedule 13G	Page 2 of 4 Pages

ITEM 1. (a)	Name of Issuer:

Deciphera Pharmaceuticals, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

200 Smith Street, Waltham, MA 02451

ITEM 2. (a)	Name of Person Filing:

This statement is filed on behalf of Brightstar Associates LLC (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is 1020 Central Street, Suite 300, Kansas City, Missouri 64105.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is incorporated in the State of Missouri.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”).

(e)	CUSIP Number:

24344T101

ITEM 3.

Not applicable.

ITEM 4.	Ownership

The ownership information presented below represents beneficial ownership of shares of Common Stock of the Issuer as of the date of this filing, based upon 74,374,165 shares of Common Stock outstanding as of January 24, 2023, as disclosed in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on January 20, 2023.

(a)	Amount beneficially owned:

The Reporting Person is the record holder of 19,718,014 shares of Common Stock and a currently exercisable warrant for the purchase of up to an additional 3,389,830 shares of Common Stock. The warrant contains a limitation on exercise that provides that the warrant may not be exercised to the extent that it would cause the Reporting Person to beneficially own more than 28.22% of the then-outstanding Common Stock.

CUSIP No. 24344T101	Schedule 13G	Page 3 of 4 Pages

The Reporting Person is managed by a three-person managing board consisting of Greg A. Hamilton, Mark K. Fallon, and Timothy Fritzel, and all action relating to the voting or disposition of these shares requires approval of a majority of the board. Such individuals expressly disclaim any beneficial ownership over the shares held by the Reporting Person.

(b)	Percent of class: 28.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 23,107,844

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 23,107,844

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

CUSIP No. 24344T101	Schedule 13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2023

Brightstar Associates LLC

By:	/s/ Timothy Fritzel
Name:	Timothy Fritzel
Title:	Member of the Board of Managers